[Letterhead of Vorys, Sater, Seymour and Pease, LLP]

October 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M/I Homes, Inc. – Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of M/I Homes, Inc. (the “Company”), we submit to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-3 (the “Registration Statement”) relating to the offering from time to time by the Company of debt securities, guarantees of debt securities, common shares, preferred shares, depositary shares, warrants, rights, stock purchase contracts, stock purchase units and units of one or more of those securities having an aggregate offering price not to exceed $400,000,000.

The Company has arranged for a wire transfer of the filing fee of $51,520.

The Staff may direct any questions or comments regarding this filing by telephone to the undersigned at (614) 464-6426.

Sincerely,

/s/ Adam K. Brandt

Adam K. Brandt